Exhibit 99.1 Press Release
VIATEL HOLDING (BERMUDA) LIMITED FILES WITH SEC TO BECOME NON-REPORTING ENTITY
Hamilton, Bermuda (February 21, 2008). Viatel Holding (Bermuda) Limited (VTLAF.PK) (“Viatel” or the “Company”) announced today that it has filed, or is filing concurrently with this announcement, a Form 15 with the United States Securities and Exchange Commission (the “Commission”) to terminate the registration of its securities under Rules 12g-4(a)(1) and 12h-3(1)(i) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
At the Special General Meeting of the Company’s shareholders held on February 20, 2008, 2,653,857 of the Company’s common shares, par value $0.01 per share (“Common Shares”) were present in person or by proxy. The requisite majority of Common Shares represented at the meeting voted to approve each of three resolutions submitted for shareholder approval, including: (i) a resolution authorizing a 1-for-300 consolidation of the Company’s Common Shares into new Common Shares, par value $3.00 per share (the “Share Consolidation”), and the payment of cash by the Company’s wholly-owned subsidiary VTL, Inc. to the Company’s shareholders for fractional share entitlements arising under the Share Consolidation based on a value of $0.44 per Common Share before the Share Consolidation, (ii) a resolution authorizing implementation of certain transfer restrictions in respect of the Company’s Common Shares to enable the Company to restrict the number of holders of its Common Shares, so as not to give rise to any reporting obligations under Section 12(g) or Section 15(d) of the Exchange Act, and (iii) a resolution to amend the Company’s Bye-laws to permit electronic delivery of certain documents and information by the Company to its shareholders. The Share Consolidation became effective at 6:00 p.m. Bermuda local time close of business on February 20, 2008. The Company has filed, or expects to file simultaneously herewith, a Form 15 with the Commission in order to terminate its status as a reporting company under the Exchange Act because, as a result of the Share Consolidation, it has fewer than 300 holders of record (as determined in accordance with Rule 12g5-1 promulgated under the Exchange Act). As a result, the Company will cease filing reports under the Exchange Act effective immediately and will not file a Form 20-F for the year ended December 31, 2007.
By terminating the registration of its Common Shares under Section 12(g) of the Exchange Act and its periodic reporting obligations under Section 13 of the Exchange Act, the Company may continue future operations as a private company, thereby relieving it of the costs, administrative burdens and competitive disadvantages associated with operating as a public company. The Company’s Common Shares are presently traded in the “Pink Sheets.” Upon the filing of the Form 15, the Company’s Common Shares will not qualify to be traded on any automated quotation system operated by a national securities association and no assurance can be given that the Company’s Common Shares will continue to be listed in the Pink Sheets.
Viatel CEO, Lucy Woods commented, “This is an important step in the Company’s future and will allow us to substantially reduce our costs by becoming a non-reporting entity. Further, it allows the Company’s executive management to focus more time and energy on the growth and prosperity of our business and less on the reporting and compliance requirements of a public company. ”

Viatel is a pan-European business communications provider that helps companies of all sizes to reduce costs, increase profits and serve their customers better, through a comprehensive portfolio of infrastructure, bandwidth, IP voice and data solutions which include Broadband, Leased Lines, Managed IPVPN, Hosting and Voice over IP Services. Operating across 6 European markets, including the UK, France and Germany, Viatel has its own European network and more than 6,000 business customers.